WEN ACQUISITION CORP

180 Grand Avenue, Suite 1530

Oakland, CA 94612

May 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Lewis
Isaac Esquivel
Ruairi Regan
Mary Beth Breslin

Re:	Wen Acquisition Corp
Registration Statement on Form S-1
Initially Filed April 30, 2025, as amended File No. 333-286872

Dear Ruairi Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wen Acquisition Corp hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Thursday, May 15, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Julian Sevillano
Julian Sevillano
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP